Exhibit 99.1

POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	June 30, 2018	December 31, 2017
ASSETS

Current
Cash	$17,595	$6,931
Amounts receivable (Note 5)	426	432
Prepaid expenses	951	811
	18,972	8,174
Non-Current
Amounts receivable (Note 5)	2,458	2,533
Mineral Property, Plant and Equipment (Notes 3 and 4)	409,374	395,205
Intangible (Note 5)	3,130	3,130
Total Assets	433,934	409,042

LIABILITIES

Current
Accounts payable and accruals	3,601	3,630
Convertible debt (Notes 7 and 8)	55,040	49,067
Non-convertible debt (Notes 7 and 9)	123,860	92,268
Environmental rehabilitation provision (Note 6)	3,780	1,266
	186,281	146,231
Non-Current
Environmental rehabilitation provision (Note 6)	58,897	64,136
Total Liabilities	245,178	210,367

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	270,561	269,516
Share Premium	1,151	1,151
Equity Reserves	61,936	60,505
Deficit	(144,892)	(132,497)
Total Shareholders’ Equity	188,756	198,675
Total Liabilities and Shareholders’ Equity	$433,934	$409,042

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry,	Director	/s/ Dr. David Dreisinger,	Director

– See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended		Six months ended
	June 30, 2018	July 31, 2017	June 30, 2018	July 31, 2017
General and Administrative Expenses
Salaries, directors’ fees and related benefits	$590	$494	$1,226	$866
Share-based compensation (Note 10)	276	672	1,455	812
Professional fees	84	473	341	608
Regulatory fees	50	21	139	91
Investor and public relations	298	247	700	618
Office and administration	179	172	353	351
Depreciation	32	1	65	2
Total General and Administration Expenses	1,509	2,080	4,279	3,348

Other Expenses (Income)
Finance costs - net (Note 11)	567	623	1,442	1,259
(Gain) / loss on foreign exchange	1	(4)	1	5
Loss on modification of debentures (Notes 7, 8 and 9)	-	-	4,109	-
Loss on land exchange (Note 4)	553	-	553	-
Gain on disposal of financial instrument (Note 5)	-	(9)	-	(9)
Loss on disposal of intangible (Note 5)	-	-	-	1,324
Loss on financial instrument fair value (Note 5)	37	-	75	-
Other income	(11)	(2)	(13)	(14)
Total Other Expenses	1,147	608	6,167	2,565

Loss for the Period	2,656	2,688	10,446	5,913

Other Comprehensive Loss
Reclass on disposal of financial instrument (Note 5)	-	9	-	9
Items that may be subsequently reclassified to profit or loss:
Unrealized loss (gain) on financial instrument (Note 5)	-	8	-	(4)

Other Comprehensive Loss for the Period	-	17	-	5

Total Comprehensive Loss for the Period – Net of Tax	2,656	2,705	10,446	5,918

Basic and Diluted Loss per Share	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Weighted Average Number of Shares – basic and diluted	320,425,860	318,708,771	320,201,128	318,628,939

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2017	318,545,519	$268,895	$1,151	$59,270	$412	$59,682	$(122,399)	$207,329
Total comprehensive loss for the period	-	-	-	-	(5)	(5)	(5,913)	(5,918)
Payment of land purchase options (Note 10)	145,203	100	-	-	-	-	-	100
Vesting of restricted shares and RSU’s (Note 10)	360,963	365	-	(365)	-	(365)	-	-
Share-based compensation (Note 10)	-	-	-	928	-	928	-	928
Bonus share cost amortization (Note 10)	-	-	-	152	-	152	-	152
Balance - July 31, 2017	319,051,685	$269,360	$1,151	$59,985	$407	$60,392	$(128,312)	$202,591

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - December 31, 2017	319,303,098	$269,516	$1,151	$60,295	$210	$60,505	$(132,497)	$198,675
Transition to IFRS 9 (Note 2b)	-	-	-	-	(210)	(210)	(1,949)	(2,159)
Restated - January 1, 2018	319,303,098	$269,516	$1,151	$60,295	$-	$60,295	$(134,446)	$196,516
Total comprehensive loss for the period	-	-	-	-	-	-	(10,446)	(10,446)
Modification of debentures (Notes 7, 8 and 9)	-	-	-	2,331	-	2,331	-	2,331
Payment of land purchase options (Note 10)	76,250	76	-	-	-	-	-	76
Exercise of share options and warrants (Note 10)	215,500	240	-	(59)	-	(59)	-	181
Vesting of restricted shares and RSU’s (Note 10)	843,413	624	-	(624)	-	(624)	-	-
Share-based compensation (Note 10)	99,308	105	-	1,512	-	1,512	-	1,617
Bonus share cost amortization (Note 10)	-	-	-	(1,519)	-	(1,519)	-	(1,519)
Balance – June 30, 2018	320,537,569	$270,561	$1,151	$61,936	$-	$61,936	$(144,892)	$188,756

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended		Six months ended
	June 30, 2018	July 31, 2017	June 30, 2018	July 31, 2017
Operating Activities
Loss for the period	$(2,656)	$(2,688)	$(10,446)	$(5,913)
Items not involving cash:
Depreciation	32	1	65	2
Environmental rehabilitation provision accretion (Note 6)	449	481	871	972
Share-based compensation (Note 10)	276	672	1,455	812
Unrealized (gain)/loss on foreign exchange	(4)	2	(4)	0
Loss on modification of debentures (Note 7, 8 and 9)	-	-	4,109	-
Loss on land exchange (Note 4)	553	-	553	-
Gain on disposal of financial instrument (Note 5)	-	(9)	-	(9)
Loss on disposal of intangible (Note 5)	-	-	-	1,324
Loss on financial instrument fair value (Note 5)	37	-	75	-
Changes in non-cash working capital
Amounts receivable	7	4	5	26
Prepaid expenses	15	(158)	(140)	(170)
Accounts payable and accruals	127	241	(29)	(372)
Net cash used in operating activities	(1,164)	(1,454)	(3,486)	(3,328)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	-	-	181	-
Debenture funding, net of costs (Notes 7 and 9)	19,723	-	24,723	-
Cash settled RSU’s (Note 10)	-	-	(377)	-
Net cash provided by financing activities	19,723	-	24,527	-

Investing Activities
Property, plant and equipment purchases (Note 4)	(5,808)	(6,166)	(10,806)	(11,103)
Land disposal proceeds (Note 4)	425	-	425	-
Net cash used in investing activities	(5,383)	(6,166)	(10,381)	(11,103)

Net Increase (Decrease) in Cash	13,176	(7,620)	10,660	(14,431)
Effect of foreign exchange on Cash	4	(2)	4	-
Cash - Beginning of period	4,415	11,865	6,931	18,674
Cash - End of period	$17,595	$4,243	$17,595	$4,243
Supplemental information – non-cash investing and financing
Accounts payable and accruals	$492	$(210)	$65	$228
Debt accretion and capitalized interest (Notes 7, 8 and 9)	4,805	4,785	8,993	9,362
Share-based compensation (Note 10)	54	58	386	116
Bonus share amortization (Note 10)	-	76	25	152
Bonus share forfeiture (Note 10)	(1,544)	-	(1,544)	-
Fair value of shares issued for land options (Note 10)	$26	$100	$76	$100

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and generate future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

On December 7, 2017, the Board of Directors approved a resolution to change the year-end from January 31 to December 31.  Accordingly, these financial statements are prepared as at June 30, 2018 and for the three months and six months ended June 30, 2018 and July 31, 2017.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at June 30, 2018, the Company had cash of $17.595 million and a working capital deficiency of $167.309 million primarily due to $55.040 million secured convertible debt and $123.860 million secured non-convertible debt both due to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) on March 31, 2019.  The Company will need to either renegotiate the secured non-convertible debt agreement with its significant shareholder or raise sufficient funds to repay the debt.  If the secured convertible debt is not exchanged for common shares upon or before maturity, the Company will need to renegotiate both debt agreements or raise sufficient funds to repay both debts.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the history of support from its shareholders and the ongoing discussions with investment banks and investors, that financing will continue to be available allowing the Company to complete the development of NorthMet and generate future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations and the metals markets.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2017, except as disclosed in Note 2b and 2c.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.  The financial statements were approved by the Board of Directors on August 9, 2018.

b)	Adoption of New or Amended Accounting Standards
On January 1, 2018, the Company adopted the following new or amended accounting standards that were previously issued by the IASB. Certain other new standards and interpretations have been issued but did not have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement.  The Company adopted IFRS 9 effective January 1, 2018 on a retrospective basis without restating prior period comparatives.

IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit and loss and those measured at amortized cost. The determination is made at initial recognition.  On transition, the EIP receivable (see Note 5) previously classified as available-for-sale and measured at fair value through other comprehensive income was re-classified as fair value through profit or loss with future changes in fair value recognized in the statement of loss instead of through other comprehensive loss. Adoption resulted in re-classification of $0.210 million to the opening deficit from accumulated other comprehensive loss for cumulative gains on the EIP receivable.  The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for the Company’s financial assets as at January 1, 2018:

Financial assets	Original classification under IAS 39	New classification under IFRS 9
Cash	Loans and receivable	Amortized cost
Amounts receivable	Loans and receivable	Amortized cost
Amounts receivable	Available-for-sale	Fair value through profit or loss

For financial liabilities, the standard retains most of the IAS 39 requirements, except as it relates to modifications of liabilities. Under IAS 39, when an entity modified a financial liability, it would decide whether this modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in the statement of loss for the difference between the carrying amount of the old debt and the fair value of the new debt. This extinguishment accounting remains the same under IFRS 9.  However, accounting differs where the change was not significant enough to be an

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Summary of Significant Accounting Policies - Continued

extinguishment. Under IAS 39, modifications would not lead to an immediate income charge, whereas, under IFRS 9, the cash flows under the modified debt are discounted using the original effective interest rate of the instrument with an immediate income charge.  Adoption resulted in a $2.159 million adjustment to increase the opening deficit and increase the carrying value of the convertible and non-convertible debt.  This reflects accounting for prior year modifications to the outstanding debentures under the new standard (see Notes 8 and 9).

IFRS 16 – Leases

IFRS 16 replaces IAS 17 – Leases.  The new standard requires capitalization of certain leases by the lease and results in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short duration leases are applicable. The new standard results in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expenses is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases.

The Company adopted IFRS 16 effective January 1, 2018 on a modified retrospective basis without restating prior period comparatives.  As a result, the Company recorded a $0.211 million lease asset and corresponding lease liability for the one qualifying office lease that has been recognized over the remaining term.  The Company’s other leases (see Note 3) are leases to explore mining rights, which are excluded from IFRS 16’s scope.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 - Revenue and IAS 11 - Construction Contracts and provides a five-step framework for application to customer contracts: identification of customer contract, identification of the contract performance obligations, determination of the contract price, allocation of the contract price to the contract performance obligations and revenue recognition as performance obligations are satisfied. A new requirement where revenue is variable stipulates that revenue may only be recognized to the extent that it is highly probable that significant reversal of revenue will not occur. The Company adopted IFRS 15 effective January 1, 2018 on a retrospective basis without restating prior period comparatives.  The new standard had no impact on the Company’s financial statements upon adoption as no revenues have been generated by the Company to date.

The following table summarizes the impact of adopting IFRS 9 - Financial Instruments and IFRS 16 - Leases:

Condensed Consolidated Balance Sheets	Dec 31, 2017	IFRS 9	IFRS 16	Jan 1, 2018
Mineral Property, Plant and Equipment	$395,205	$-	$211	$395,416
Non-Current Accounts Payable	-	-	211	211
Convertible Debt	49,067	1,346	-	50,413
Non-Convertible Debt	92,268	813	-	93,081
Equity Reserves	60,505	(210)	-	60,295
Deficit	$(132,497)	$(1,949)	$-	$(134,446)

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Summary of Significant Accounting Policies - Continued

c) Amendments to significant accounting policies

These interim financial statements reflect the accounting policies applied by the Company in its audited consolidated financial statements for the year ended December 31, 2017 and comparative periods, except as disclosed below.

As a result of the adoption of IFRS 9 - Financial Instruments and IFRS 16 - Leases, the Company has amended the relevant accounting policies as described below.

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following two categories: amortized cost or fair value through profit or loss (“FVTPL”).  Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.  Financial assets classified as amortized cost are measured at amortized cost using the effective interest method less any allowance for impairment.  The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period.  The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.  The Company recognizes loss allowances for Expected Credit Losses (“ECL”) for amounts receivable not measured at FVTPL.  Loss allowances for amounts receivable are measured at an amount equal to lifetime ECL.  ECL is a probability-weighted estimate and measured as at the present value of all cash shortfalls including the impact of forward looking information.  The loss allowance is presented as a deduction to amounts receivable.  Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with amortized cost financial assets are included in the initial carrying amount of the asset.  See additional discussion in Note 14.

Mineral Property, Plant and Equipment - Leases

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.   The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.  The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.
Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next payment of $0.175 million due in January 2019.

Pursuant to an agreement dated December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next payment of $0.030 million due in November 2018.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $2.825 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.189 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, the Company holds mineral rights and the right to mine upon receiving the required permits.  On June 28, 2018, the Company acquired surface rights through a land exchange with the United States Forest Service (“USFS”) using land the Company previously owned.  See additional details in Note 4.

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant and Equipment are as follows:

Net Book Value	NorthMet	Other fixed assets	Total
Balance at December 31, 2017	$395,115	$90	$395,205
Adoption of IFRS 16 (Note 2b)	-	211	211
Balance at January 1, 2018	395,115	301	395,416
Additions	17,254	70	17,324
Changes to environmental rehabilitation provision (Note 6)	(3,271)	-	(3,271)
Amortization and Depreciation	-	(95)	(95)
Balance at June 30, 2018	$409,098	$276	$409,374

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.  Mineral Property, Plant and Equipment – Continued

NorthMet	June 30, 2018	December 31, 2017
Mineral property acquisition and interest costs	$100,332	$86,863
Mine plan and development	45,717	50,250
Environmental	128,642	122,396
Consulting and wages	53,372	52,965
Reclamation and remediation (Note 6)	57,018	60,289
Site activities	23,068	21,403
Mine equipment	949	949
Total	$409,098	$395,115

Erie Plant, Minnesota, U.S.A.
In February 2004, the Company entered into an option agreement with Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”).  The Company exercised this option in November 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired from Cliffs property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by State agencies, the Company’s obligations will be directly with the governing bodies.

During the six months ended June 30, 2018, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $8.993 million (July 31, 2017 - $9.362 million) as part of the cost of NorthMet assets.  Costs to acquire the surface rights were reclassed between mine plan and development and mineral property acquisition following the land exchange and resulted in a non-cash loss of $0.553 million (see Note 3).  As NorthMet assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to June 30, 2018.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangible and EIP Receivable

In April 2015, the Company entered into an agreement with EIP Minnesota, LLC (“EIP”) whereby EIP will seek to sell wetland credits the Company is unable to use for the NorthMet Project to third parties and, over time, reimburse the Company for its costs.  The Company maintained a right to purchase credits under the April 2015 agreement until February 28, 2017 after which time EIP can sell these credits under the same terms as the April 2015 agreement.  The Company initially recognized the February 2017 receivable at fair value calculated using a 9.75% discount rate and 15-year term resulting in a receivable of $0.564 million and a non-cash loss of $1.324 million.  Subsequent fair value changes were accounted for through other comprehensive income or loss prior to adoption of IFRS 9 after which changes are accounted for through income or loss.

On October 27, 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland bank credits for the NorthMet Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  The initial consideration paid was $0.810 million in cash and $2.320 million in lands valued using Level 3 measurements (see Note 14) and resulted in a non-cash charge of $0.469 million.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments will be recorded to Intangible and transferred to Mineral Property, Plant and Equipment once placed into service.

Details of Intangible are as follows:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
Intangible – beginning of period	$3,130	$1,888
Additions	-	3,130
Disposals	-	(1,888)
Intangible – end of period	$3,130	$3,130

Details of EIP receivable are as follows:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
EIP Receivable – beginning of period	$2,883	$2,656
Initial recognition	-	564
Collections	-	(171)
Loss on re-measurement	(75)	(166)
EIP Receivable – end of period	2,808	2,883
Less current portion	(350)	(350)
Non-current portion	$2,458	$2,533

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
Environmental Rehabilitation Provision – beginning of period	$65,402	$70,626
Change in estimate	(3,271)	(6,363)
Liabilities discharged	(325)	(637)
Accretion expense	871	1,776
Environmental Rehabilitation Provision – end of period	62,677	65,402
Less current portion	(3,780)	(1,266)
Non-current portion	$58,897	$64,136

Federal, state and local laws and regulations concerning environmental protection affect the NorthMet assets.  As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property.  This consent decree required both short-term and long-term mitigation.  Field studies were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA, subsequent communications amongst the MPCA, Cliffs and the Company, and closure plans reflected in the Permit to Mine application provide increasing clarification of the potential liability for long-term mitigation included in the Company’s environmental rehabilitation provision.

The Company’s best estimate of the environmental rehabilitation provision as at June 30, 2018 was $62.677 million (December 31, 2017 - $65.402 million) based on estimated cash flows required to settle this obligation in present day costs of $72.975 million (December 31, 2017 - $73.301 million), a projected inflation rate of 2.00% (December 31, 2017 – 2.00%), a market risk-free interest rate of 2.91% (December 31, 2017 – 2.58%) and expenditures expected to occur over a period of approximately 30 years.  The decrease during the six months ended June 30, 2018 was due to revisions to estimated cash flows as a result of changes in the market risk-free interest rate.  The decrease during the eleven months ended December 31, 2017 was primarily due to revisions to estimated cash flows as a result of closure plans reflected in the Permit to Mine application.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (see Note 8);

•
Non-convertible debt (“Glencore Non-Convertible Debt”) – five separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; $14.0 million initial principal secured debentures in calendar 2016 drawn in four tranches; $20.0 million initial principal secured debentures in calendar 2017 drawn two tranches; and $80.0 million initial principal secured debenture in calendar 2018 drawn and to be drawn in five tranches at the Company’s option (see Note 9);

•
Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•
Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at June 30, 2018 comprises:

•	92,836,072 shares representing 29.0% of PolyMet's issued shares (December 31, 2017 - 92,836,072 shares);

•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 41,590,491 common shares of PolyMet (including capitalized and accrued interest as at June 30, 2018), and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions.  See Note 8 for additional details;

•
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until March 31, 2019, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2018 Agreement below for additional details;

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.  Glencore Financing – Continued

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the twelve month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 148,565,190 common shares of PolyMet, representing 39.5% on a partially diluted basis, that is, if no other options or warrants were exercised or 35.7% on a fully diluted basis, if all other options and warrants were exercised.

2018 Agreement
On March 23, 2018, the Company amended its financing arrangement with Glencore.  The maturity date of the Convertible Debt and the Non-Convertible Debt was extended to the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt.   The interest rate was reduced from 12-month US dollar LIBOR plus 15.0% to 12-month US dollar LIBOR plus 10.0% effective April 1, 2018.  The convertibility of the Convertible Debt was extended to March 31, 2019 and 6,458,001 purchase warrants were reissued with an expiration date of March 31, 2019 and an exercise price of $0.8231 per share, both of which were approved by the NYSE American and TSX.  All other terms of both the debentures and the warrants described above remain unchanged.  In addition, the Company agreed to issue to Glencore secured debentures with a total principal amount of up to $80 million at the Company’s option.  The debentures bear interest at twelve month US dollar LIBOR plus 10.0% and if issued, are due on the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche P Debenture in the amount of $20.0 million was issued on May 7, 2018.  The Tranche Q Debenture in the amount of $15.0 million has been approved by the Company for issuance and is to be issued during the third quarter of 2018.  The Tranche R Debenture in the amount of $20.0 million may be issued at the Company’s option on or before September 18, 2018.  The Tranche S Debenture in the amount of $15.0 million may be issued at the Company’s option on or before November 1, 2018.  The Tranche T Debenture in the amount of $10.0 million may be issued at the Company’s option on or before December 31, 2018.

The transaction has been accounted for as a modification of the existing debentures with a $4.109 million modification loss consisting of the following:
•	$3.142 million to increase the convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 6.7%;
•	$1.452 million to reduce the non-convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 14.9%;
•	$2.331 million to recognize fair value of the purchase warrants issued; and
•	$0.088 million to recognize transaction costs which were allocated on a pro rata basis to the Glencore Non-Convertible Debt and Glencore Convertible Debt.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of Convertible Debt are as follows:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
Convertible Debt – beginning of period	$49,067	$42,154
Transition to IFRS 9 (Note 2b)	1,346	-
Convertible Debt – adjusted beginning of period	50,413	42,154
Change due to modification (Note 7)	3,142	-
Accretion and capitalized interest	1,485	6,913
Convertible Debt – end of period	55,040	49,067
Less current portion	(55,040)	(49,067)
Non-current portion	$-	$-

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet.

These debentures bear interest at twelve month U.S. dollar LIBOR plus 4.0% through July 31, 2015, twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $27.803 million of interest has been capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the six months ended June 30, 2018.

The due date of these debentures is the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2696 per share.  Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms.  The Company has the right to require exchange of all of the debentures upon receipt of permits required to commence construction of NorthMet and construction finance acceptable to Glencore under the same conversion terms.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
Non-Convertible Debt – beginning of period	$92,268	$65,752
Transition to IFRS 9 (Note 2b)	813	-
Non-Convertible Debt – adjusted beginning of period	93,081	65,752
Change due to modification (Note 7)	(1,452)	-
Accretion and capitalized interest	7,508	11,599
Funding, net of costs	24,723	14,917
Total Non-Convertible Debt	123,860	92,268
Less current portion	(123,860)	(92,268)
Non-current portion	$-	$-

Since January 2015, the Company has issued $95.0 million of secured non-convertible debentures to Glencore, including $25.0 million during the six months ended June 30, 2018.  The Company has provided security on these debentures covering all of the assets of PolyMet.

These debentures bear interest at twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $30.054 million of interest has been capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the six months ended June 30, 2018.

The due date of these debentures is the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital

a)	Issuances for Cash and Land Acquisition

During the six months ended June 30, 2018 the Company issued 215,500 shares (July 31, 2017 – nil shares) pursuant to the exercise of share options and warrants for proceeds of $0.181 million (July 31, 2017 - $nil).

During the six months ended June 30, 2018 the Company issued 76,250 shares (July 31, 2017 – 145,203 shares) to maintain land purchase options with the shares valued at $0.076 million (July 31, 2017 - $0.100 million).

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

During the six months ended June 30, 2018, the Company recorded $1.841 million for share-based compensation (July 31, 2017 - $0.928 million) with $1.455 million expensed to share-based compensation (July 31, 2017 - $0.812 million) and $0.386 million capitalized to mineral property, plant and equipment (July 31, 2017 - $0.116 million).  The offsetting entries were to equity reserves for $1.512 million (July 31, 2017 - $0.928 million), share capital for $0.105 million (July 31, 2017 – nil) and payables for $0.224 million (July 31, 2017 - $nil).  Total share-based compensation for the period comprised $0.729 million for share options (July 31, 2017 - $0.318 million), $1.007 million for restricted share units (July 31, 2017 - $0.610 million), and $0.105 million for issuance of unrestricted shares (July 31, 2017 - $nil).  Exercise of share options and warrants and vesting of restricted share units during the period resulted in $0.683 million being transferred from equity reserves to share capital (July 31, 2017 - $0.365 million).

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of share options are as follows:

	Six months ended June 30, 2018		Eleven months ended December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	21,659,002	0.98	20,962,002	1.10
Granted	2,503,000	0.91	2,142,000	0.62
Exercised	(125,000)	0.72	-	-
Expired	(1,070,000)	1.94	(1,445,000)	2.19
Outstanding – end of period	22,967,002	0.92	21,659,002	0.98

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

The weighted average share price when share options were exercised during the six months ended June 30, 2018 was $1.02.

 The fair value of share options granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
Risk-free interest rate	2.33% to 2.58%	1.42% to 1.82%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	56.07% to 61.80%	53.91% to 57.06%
Expected life in years	2.50 to 5.00	2.50 to 5.00
Weighted average fair value of each option	$0.34 to $0.61	$0.22 to $0.32

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of share options outstanding as at June 30, 2018 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.6100 to 0.7977	11,629,000	10,195,667	0.73	3.41
0.8200 to 0.9972	6,092,000	5,343,000	0.93	5.16
1.0058 to 1.5000	3,846,002	3,846,002	1.11	3.02
1.7689 to 2.3152	1,165,000	1,165,000	1.85	2.53
2.7921 to 3.0695	235,000	112,500	2.86	0.45
	22,967,002	20,662,169	0.92	3.74

As at June 30, 2018 all outstanding share options had vested and were exercisable, with the exception of 2,304,833, which were scheduled to vest upon completion of specific targets (Permits – 883,333; Production – 761,500; Other – 60,000) or dates (600,000 between June 2019 and June 2020).  The outstanding share options have expiry periods between 0.08 and 9.68 years and are expected to be settled in shares upon exercise.

d)    Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of restricted shares and restricted share units are as follows:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
Outstanding - beginning of period	3,281,030	2,618,020
Issued	1,227,004	1,077,869
Forfeited	-	(8,896)
Vested	(1,160,127)	(405,963)
Outstanding - end of period	3,347,907	3,281,030

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

During the six months ended June 30, 2018, the Company issued 1,227,004 restricted share units, which had a fair value of $1.135 million to be expensed and capitalized over the vesting periods.

During the six months ended June 30, 2018, there were 316,714 restricted share units settled upon vesting with $0.377 million in cash.

As at June 30, 2018, outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets (Permits – 134,891; Construction Finance – 750,000; Production – 410,701) or dates (1,529,093 between January 2019 and June 2020).  The remaining 523,222 outstanding restricted shares and restricted share units represent restricted share units granted to directors where the units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 721,961 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

e)      Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  Details of bonus shares are as follows:

	Six months ended June 30, 2018		Eleven months ended December 31, 2017
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,150,000	3,640,000
Forfeited	(450,000)	-	-	-
Outstanding – end of period	2,700,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares was being amortized until the estimated date of issuance and has now been fully amortized.  During the six months ended June 30, 2018, the Company recorded $0.025 million amortization related to Milestone 4 bonus shares (July 31, 2017 – $0.152 million) was capitalized to Mineral Property, Plant and Equipment.  The current year period includes forfeiture by a former director of the Company resulting in a reversal of $1.544 million previously capitalized.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

f)    Share Purchase Warrants

Details of share purchase warrants are as follows:

	Six months ended June 30, 2018		Eleven months ended December 31, 2017
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	21,322,212	$0.99	27,780,213	$0.95
Issued	6,458,001	0.82	-	-
Exercised	(90,500)	1.00	-	-
Expiration	-		(6,458,001)	(0.82)
Outstanding – end of period	27,689,713	$0.95	21,322,212	$0.99

The outstanding share purchase warrants have expiry periods between 0.75 years and 3.33 years, subject to acceleration in certain circumstances.

Expirations during the eleven months ended December 31, 2017 and issuances during the six months ended June 30, 2018 relate to Glencore financing.  See Note 7 for additional details.

The weighted average share price when warrants were exercised during the six months ended June 30, 2018 was $1.19.

The fair value of share purchase warrants granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Six months ended June 30, 2018	Eleven months ended December 31, 2017
Risk-free interest rate	2.05%	-
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	54.54%	-
Expected life in years	1.02	-
Weighted average fair value of each warrant	$0.36	-

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Six months ended
	June 30, 2018	July 31, 2017
Debt accretion and capitalized interest:
Convertible debt (Note 8)	$1,485	$3,646
Non-convertible debt (Note 9)	7,508	5,716
Environmental rehabilitation provision accretion (Note 6)	871	972
Other finance costs	661	345
Less: amounts capitalized on qualifying assets	(8,993)	(9,362)
Finance costs	1,532	1,317
Interest income:
Bank deposits	(90)	(58)
Finance income	(90)	(58)
Finance costs - net	$1,442	$1,259

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended
	June 30, 2018	July 31, 2017
Salaries and other short-term benefits	$1,291	$717
Other long-term benefits	28	23
Share-based payment (1)	1,373	540
Total	$2,692	$1,280

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

There are agreements with key employees containing severance provisions for termination without cause or in the event of a change in control. Other than the President and Chief Executive Officer, PolyMet directors do not have agreements providing for benefits upon termination of their engagement.

As a result of Glencore’s ownership of 29.0% it is also a related party.  In addition to the transactions described in Notes 7, 8 and 9, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the six months ended June 30, 2018, the Company recorded $nil (eleven months ended December 31, 2017 - $nil) for services under this agreement.  The Company had also entered into a Financing Advisory Agreement with Glencore whereby the Company reimbursed Glencore for NorthMet financing advisory support costs.  During the six months ended June 30, 2018, the Company recorded $nil (eleven months ended December 31, 2017 - $nil) for services under this agreement.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements, as at June 30, 2018, the Company had firm commitments related to the environmental permitting process, wetland credits and land options of approximately $1.2 million with $0.4 million due over the next year and the remainder due over four years.

14.	Financial Instruments and Risk Management

The carrying values of each classification of financial instrument at June 30, 2018 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$17,595	$-	$17,595
Amounts receivable	76	2,808	2,884
Total financial assets	$17,671	$2,808	$20,479

Financial liabilities
Accounts payable and accruals	$3,315	$286	$3,601
Convertible debt	55,040	-	55,040
Non-convertible debt	123,860	-	123,860
Total financial liabilities	$182,215	$286	$182,501

The carrying values of each classification of financial instrument at December 31, 2017 are:

	Loans and receivables	Available for sale	Other financial liabilities	Total carrying value
Financial assets
Cash	$6,931	$-	$-	$6,931
Amounts receivable	82	2,883	-	2,965
Total financial assets	$7,013	$2,883	$-	$9,896

Financial liabilities
Accounts payable and accruals	$-	$-	$3,630	$3,630
Convertible debt	-	-	49,067	49,067
Non-convertible debt	-	-	92,268	92,268
Total financial liabilities	$-	$-	$144,965	$144,965

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and for the three and six months ended June 30, 2018
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.	Financial Instruments and Risk Management - Continued

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The only financial instruments measured at fair value subsequent to recognition are amounts receivable measured at fair value through profit or loss using Level 2 measurements resulting in a carrying value of $2.808 million (December 31, 2017 - $2.883 million) and accounts payable and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 measurements resulting in a carrying value of $0.286 million (December 31, 2017 - $0.439 million).

The fair values of cash, current amounts receivable, accounts payable and accruals approximate their carrying amounts due to their short-term nature.  The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the maturity date is twelve months or less.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in Note 1.